SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities and Exchange Act of 1934
(Amendment No. 24)

  Europe Fund Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29874m103
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

March 09, 2004
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)
There are no exhibits.
















ITEM 1	Security and Issuer
		Common Stock
		Europe Fund Inc.
		800 Scudders Mill Road
		Plainsboro, NJ   08536
ITEM 2	Identity and Background
a) Karpus Management, Inc. d/b/a Karpus Investment
Management (?KIM?)
George W. Karpus, President, Director and Controlling
Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
Karpus (?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic
violations).
e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
KIM, an independent investment advisor, has accumulated shares of EF on behalf of accounts that are managed by KIM (?the
Accounts?) under limited powers of attorney.  All funds that have been utilized in making such purchases are from such
Accounts.
ITEM 4	Purpose of Transaction
KIM has purchased Shares for investment purposes.  Being
primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of EF fit the investment guidelines for various Accounts.  Shares have been acquired
since  July 10, 1996.
ITEM 5 	Interest in Securities of the Issuer
A) As of the date of this Report, KIM owns 868,019 shares, which represents 8.62 % of the outstanding Shares. Karpus Investment
Management Profit Sharing Plan presently owns 5450 shares purchased on January 16, 1998 at $15.97 (200 shares), August 28 at $16.00 (50 shares), April 5, 1999 at $16.69 (150 shares), April 20 at $16.69 (100 shares) and at $16.94 (100 shares), April 18, 2001 at $12.87 (100 shares),
September 21 at $8.52 (550 shares), November 19 at $11.15 (100 shares) and at $11.14 (100 shares),and July 8&9, 2002 at $9.60 (1550shs),
July15 at $9.04 (100shs), July 22 at $8.29 (200shs), July 29 at $8.40
(100shs), August 2, 2002 at $ 8.50 (400shs), October 11, 2002 at $7.28
(100 shares), October 15 at $7.50 (100 shares), October 28 at $7.79 (100 shares), October 29 at $7.64 (50 shares), November 6 at $8.07 (50 shares), November 13 at $7.52 (50 shares), and November 20 at $8.02 (50 shares), December 3, 2002 at $8.15 (50 shares), and December 9 at $8.02
(100 shares), May 20, 2003 at $7.58 (1000 shares). Dana R. Consler currently owns 950 shares purchased on March 29, 1999 at $16.75 (300 shares), April 5 at $16.69 (100 shares), February 14, 2002 at $10.14 (50 shares), March 5 at $10.22 (50 shares), and June 27 at $9.45 (50 shares), and November 6 at $ 8.07 (50 shares), December 3, 2002 at $ 8.15 ( 100 shares), and December 9 at $ 8.02 (50 shares), February 11, 2003 at $6.82
(200 shares). Jo Ann Van Degriff presently owns 500 shares purchased on July 21, 2003 at $8.20 per share. None of the other Principals of KIM presently owns shares of EF.
      b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
c)  Open market purchases for the last 60 days for the Accounts.
There have been no dispositions and no acquisitions, other than by such open market purchases,
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
1/2/2004
-1010
10.09

2/6/2004
-85
10.45
1/5/2004
-130
10.37

2/9/2004
-315
10.83
1/7/2004
-4585
10.41

2/10/2004
-1450
10.77
1/20/2004
-50
10.72

2/11/2004
-930
10.87
1/29/2004
-320
10.30

2/12/2004
-385
10.79
1/30/2004
-1110
10.28

2/13/2004
-2285
10.85




2/18/2004
-250
10.87




2/19/2004
-960
10.98




2/20/2004
-100
10.95




2/23/2004
-245
10.94




2/24/2004
-50
10.86
The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships
	with Respect to Securities of the Issuer.
Except as described above, there are no contracts,
arrangements, understandings or relationships of any kind
among the Principals and KIM and between any of them and any other person with respect to any of EF Securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable.







































Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.





March 09, 2004 	     	 	  By:________________________
           Date						   Signature
				           Sharon L. Thornton, Senior Portfolio Manager								Name/Title